PORTAL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended December 31, 2008

NOTE TO READER

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Portal Resources Ltd. (“Portal” or the “Company”), its history, business environment, strategies, performance and risk factors from the viewpoint of management.  The information provided should be read in conjunction with the Company’s audited annual consolidated financial statements and notes for the years ended June 30, 2008 and 2007, and the Company’s unaudited interim consolidated financial statements and notes for the six months ended December 31, 2008.  The Company’s consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all amounts are presented in Canadian dollars unless otherwise noted.

The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results will change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review financial statement results, including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information, including maps on the Company’s website at www.portalresources.net.

DATE

This MD&A is prepared as of February 27, 2009.  All dollar figures stated herein are expressed in Canadian dollars unless otherwise specified.

DESCRIPTION OF BUSINESS AND OVERVIEW

Portal is a growth oriented natural resource exploration company focused primarily on the exploration and development of high potential uranium, gold-silver, copper-gold and molybdenum projects in Argentina and the United States.  The Company is concentrating on identifying early stage mineral properties that have exceptional potential for discovery of large deposits as well as acquiring more advanced projects that with further development have good production potential.

On March 15, 2004 the Company acquired all of the outstanding shares of Portal de Oro (B.V.I.) Ltd. (“Portal (BVI)”), which through its wholly owned subsidiary El Portal de Oro S.A (“Portal S.A.”) had a 100% interest in the Arroyo Verde project, which consisted of three exploration-stage mineral concessions totaling 5,378 hectares located in the Patagonia region of Argentina.  The consideration was 2,000,000 common shares of the Company at a deemed price of $0.10 per share.  All of the consideration shares were issued subject to a three-year value escrow agreement.

Pursuant to a Special Resolution passed by shareholders December 10, 2004, the Company changed its name from Portal de Oro Resources Ltd. to Portal Resources Ltd.

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EXPLORATION REVIEW

HIGHLIGHTS

•

Portal continues its search for a potential joint venture partners for the Arroyo Verde Project, which contains high grade gold-silver mineralization within the Principal and Hanging Wall veins and the Refugio-Porvenir Project, which hosts a molybdenum porphyry system.

ARROYO VERDE PROJECT

The Arroyo Verde project, located in the eastern Chubut province, Patagonia, Argentina, has excellent infrastructure with access from the major paved coastal highway and power and water readily available in the area.  The climate is arid with the possibility of exploring year round.  The property consists of exploration concessions totaling approximately 26,690 hectares (103 square miles).  The property has been reduced in size as a result of claim maintenance and abandoning claims deemed not to contain economic importance.

The property lies within the eastern part of the Somun Cura Massif.  In recent years exploration has resulted in discovery of both the large Navidad silver-lead deposit and Calcatreu gold-silver deposit.

Gold-silver mineralization at Arroyo Verde occurs in epithermal veins hosted by an outcropping rhyolite dome complex approximately 1 kilometer in diameter surrounded by gravels and younger volcanics.  The Principal Vein is contained within an east-west trending shear zone which ranges in width from 5 to 50 meters.  The vein dips 70° to 85° to the south and drilling has intersected the vein to 350 meters below surface.

Sampling and drilling of the Principal Vein along 700 meters of strike averaged 1.62 meters wide and has a weighted average grade of 7.05 grams per tonne (gpt) gold equivalent.  A 550 meter zone of economic significance defined by 18 drill holes and twelve trenches indicated widths ranging from 0.29 to 3.9 meters and grades from 0.035 to 80.96 gpt gold equivalent with a weighted average grade of 12.22 gpt gold equivalent and an average 1.67 meters true thickness (calculated using a silver:gold ratio of 60:1, metallurgical recoveries and net smelter returns assumed to be 100% and no dilution).

In addition, nine drill holes intersected a hanging wall quartz vein structure.  Eight of the nine drill holes intersected Hanging Wall Vein #1 which is located approximately 50 to 80 meters to the south of the Principal Vein.  The vein has been identified along a strike length of 150 meters and has a true width ranging from 0.26 to 2.80 meters and has yielded assays ranging from 0.64 to 11.95 gpt gold equivalent.

Portal is seeking a joint venture partner to continue exploring and developing this project.

Refugio-Porvenir

Extensive induced polarization (“IP”) geophysical surveys by Portal, outlined the very large 4 kilometer wide by 9 kilometer long Refugio-Porvenir anomaly 16 kilometers south of the Arroyo Verde main rhyolite dome with a high chargeability and low resistivity signature indicative of a porphyry system.  Mapping and sampling at Refugio-Porvenir defined coincident phyllic to argillic alteration haloes and geochemical anomalies in lead-barium-molybdenum and silver further indicating a large buried mineralized system.

In 2006 and 2007 eight widely spaced reverse circulation holes were drilled on 375 to 1,500 meter spacing to a depth of 136 to 765 meters within the large high chargeability Induced Polarization geophysical anomaly. They intersected an upper rhyolitic ignimbrite with widespread intense argillic quartz alteration with 5 to 15% sulphides up to 260 meters thick underlain by a lower rhyodacite intrusive unit with green waxy sericite alteration and strong silicification with disseminated pyrite and fine grey veinlets with molybdenite, sphalerite, galena and pyrite.

This drilling confirmed the presence of a large, well-mineralized porphyry system with a flat lying zone of quartz molybdenite stockwork mineralization from 70 to 200 meters thick along the ignimbrite-intrusive contact. The best mineralization in drill hole PO-54 consisted of long intervals of molybdenum mineralization (176 meters from 284 to 400 meters grading 0.031% molybdenum and 56.15 meters grading 0.034% molybdenum from 655 to 711.5 meters). Mineralization is disseminated and in veinlets within zones of quartz sericite alteration in a rhyodacite intrusive containing molybdenum, magnetite, pyrite, and minor sphalerite, galena, and chalcopyrite minerals.

This mineralization and geological setting at Refugio-Porvenir is similar to several large molybdenum porphyry deposits in British Columbia such as the Glacier Gulch deposit of Blue Pearl where mineralization is located at a depth of 300-400 meters below surface.

The Refugio-Porvenir molybdenum porphyry represents a grass roots discovery by the Portal team of a large porphyry system.  Additional drilling is recommended to deepen hole PO-53, step out to the south of hole PO-53, and test the 800 meter gap to the north between drill holes PO-54 and PO-90.

Portal is seeking a joint venture partner to continue exploring and developing this project.

SAN RAFAEL PROJECT

The San Rafael project is located in Mendoza province Argentina. Infrastructure in the area is excellent with access via good paved and gravel roads with power and water in the area.  San Rafael, a fully serviced town of over 200,000 inhabitants, is conveniently located approximately 20 kilometers northeast of the project area.  With moderate topography, elevations in the range of 2,000 meters and a predominantly dry climate with mild winters, exploration is possible throughout the year.

The project area is underlain by a sequence of volcanics and sediments, and crosscut by a series of major northwest trending structures.  Portal’s Tiger Uranium Project, which lies within a sedimentary sequence has the potential for hosting roll front sandstone hosted uranium deposits such as the Sierra Pintada mine.

On March 3, 2008 the Minera Rio de la Plata S.A. option agreement was modified in that the payment due April 9, 2008 was deferred until June 10, 2008.

Subsequently, management decided, based on exploration results to date, especially on the Anchoris copper gold porphyry project and the negative mining environment in the province of Mendoza, to return all the claims held under the Minera Rio de la Plata S.A. agreement, with the exception of nine claims totaling 42,094 hectares or 162.5 square miles which will continue to form the Tiger uranium project. On April 22, an amendment to the MRDP agreement was executed by Portal and MRDP to this effect.

On April 30, 2008, MRDP and Portal signed an agreement whereby the due date for the US$70,000 payment to be made on June 10, 2008 was extended until July 10, 2008.

On June 10th, 2008, Portal informed MRDP of the company’s decision to declare the nine claims comprising the Tiger Uranium Project a ”Development Area” under clause 6.4 of the MRDP agreement and pay MRDP the sum of US$50,000.

On June 17th, 2009, Portal received from MRDP notification of its rejection of Portals declaration of a ”Development Area”.

On July 18th, Portal received notification from MRDP of their declaration that the MRDP contract is null and void for failure to make the US$70,000 payment due July 10, 2008.

Portal has retained legal counsel in the matter and is of the opinion that the declaration of a Development Area on June 10, 2008 was valid and thus the MRDP contract is valid and in good standing. Portal is pursuing both legal avenues as well as negotiating with MRDP to resolve the dispute.

As the San Rafael project is currently permitted for ongoing Stage 1 exploration, the new Law 7722 in Mendoza province which is referred to the Tiger uranium project section does not have any immediate impact on Portal’s planned exploration activities within these claims.

TIGER URANIUM PROJECT

The Tiger uranium project located approximately 30 kilometers southwest of the city of San Rafael consists of nine mining concessions totaling 42,094 hectares or 162.5 square miles within the Sierra Pintada District. The claims are held under the existing Rio de la Plata option agreement for the San Rafael block of concessions.

Moderate topography with elevations in the range of 900 to 1,200 meters and predominantly dry climate and mild winters make exploration possible throughout the year.  Infrastructure is excellent with state maintained paved and gravel roads providing easy access with power and water available in the project area.

The Sierra Pintada District hosts the Sierra Pintada uranium deposit, which is owned by the Argentinean government corporation Comisión Nacional de Energia Atómica (CNEA).  Sierra Pintada is an open pit uranium mine, which produced 5 million pounds of U308 from 1979 through to 1997 when it was put on care and maintenance due to low metal prices. The deposit with a resource of approximately 20 million pounds of U3O8 is currently being evaluated to be brought back into production in accordance with Argentina’s national nuclear energy policy.  Note that this resource is not compliant with National Instrument 43-101 nor does its presence ensure that a deposit will be found on Portal’s claims.

Portal has defined six separate target areas over a total strike length of 20 kilometers covering the southern, eastern, western, and fault extensions of the favorable sandstone formation that hosts the Sierra Pintada uranium mine. The highest priority target lies on the southern boundary of the Sierra Pintada mine claims in the southern fold closure of the anticline structure which hosts the uranium mineralization in the Sierra Pintada mine.  Close spaced drill holes on 50 to 100 meter centers are present on both sides of the Sierra Pintada-Portal claim boundary within shallowly dipping, red, hematized magnetic sandstones which historically host the best mineralization in the deposits. The second priority target is located 2 kilometers east of the Sierra Pintada deposit and is underlain by thick shallowly dipping sandstone exposures on the eastern limb of the anticline structure. Target areas 3 to 6 represent up thrown fault extensions of the favorable sandstone units. Red hematized sandstones with shallow dips are poorly exposed under thin alluvial cover along a potential strike of 6 to 10 kilometers and the target areas can be easily tested with radiometric spectrometer surveying and shallow drilling

Portal has planned and initiated permitting for an exploration program on the six targets areas which will commence in the area immediately to the south of the Sierra Pintada mine within the zone of close spaced drilling referred to above that straddles Sierra Pintada-Portal claim boundary.  Exploration will consist of acquisition of surface access rights, mapping, sampling, and geophysics to define targets for drilling.

As of June 21, 2007, the Governor of Mendoza gave final approval to new legislation, Law 7722 which prohibits the use of certain chemical substances by the mining industry within the province of Mendoza.  One of the restricted substances is sulfuric acid which is the main component used in the heap leach recovery of uranium at the Sierra Pintada mine and would potentially be used in heap leaching of any new discoveries by Portal of mineralization similar to Sierra Pintada. Note that this legislation does not impact on the ability of companies to explore in Mendoza province, as the toxic substances cited in the legislation are applicable only to producing mines.

Portal believes that the legislation was implemented primarily for political reasons in advance of national and provincial elections in October 2007 and is unconstitutional. A number of mining companies and mining oriented groups in the province of Mendoza, filed a lawsuit against the government of Mendoza challenging the constitutionality of Law 7722.  Following the elections, the new Governor Elect and other groups have put forth the position that mining is a desirable activity in Mendoza province, as long as it is carried out in an environmentally safe manner respecting sustainable development concepts, as it will provide much needed employment and economic benefits to the province.

Specifically the reopening of the important Sierra Pintada mine, as well as providing major economic benefits for the province of Mendoza, could play a significant role in satisfying Argentina’s future energy needs.  By analogy such mine development in the province of Mendoza, would also be very positive for Portal’s ability to develop any uranium deposit that it discovers within its immediately adjacent Tiger uranium project.

LA PAMPA URANIUM PROJECT

Portal’s La Pampa uranium project located in central Chubut province Patagonia, Argentina consists of over 17,058 hectares or 65.8 square miles in four mining concessions which Portal is acquiring by staking.  Portal has reduced the number of concessions from nine to four as a result of exploration which concluded that the five abandoned concessions did not appear to have the potential for hosting significant economic mineralization.  The concessions are  located 40 to 80 kilometers southwest of the Cerro Solo uranium deposit owned by Comisión Nacional de Energia Atómica (CNEA).  Additionally Portal has the right to earn a 60% interest in the Cerro Solo Basin project of Consolidated Pacific Bay Minerals. Ltd., which consists of three concessions totaling 30,000 hectares or 115 square miles. Under terms of the Letter Agreement, Portal can earn its 60% interest by making an initial payment of US$15,000 on signing with additional cash payments totaling US$130,000 and work commitments totaling US$1.2 million over a four year term. On March 11, 2008, the option agreement with Consolidated Pacific Bay Minerals Ltd. was modified so that the time periods for the above referenced payments and expenditure commitments will begin on the date that the Argentina department of Mines give formal notice that the concessions for the properties have been granted to Consolidated Pacific Bay Minerals Ltd. Portal’s claims and the Cerro Solo joint venture are located approximately 40 kilometers southwest and 30 kilometers east respectively of the important Cerro Solo deposit.

The area with subdued topography and good road access is amenable to year round exploration with the exception of one to two months in the case of a particularly severe winter.

On a district scale, Portal’s properties are located within the Cretaceous in age San Jorge sedimentary basin.  The basin comprises sedimentary rocks of the Chubut Group, which host uranium mineralization occurring preferentially within the Los Adobes Formation, composed of coarse grained fluvial sandstone and conglomerate units from 90 to 150 meters thick representing ancient river channels.  Two smaller uranium deposits, Los Adobes and Cerro Condor were discovered and mined in the early 1970’s through follow up of government airborne radiometric surveys.

The Cerro Solo deposit, the largest deposit in the district, occurring at a relatively shallow depth of 60 to 70 meters, making it amenable to open pit mining, was discovered by drilling along strike from the Los Adobes deposit.  CNEA completed a prefeasibility study on the Cerro Solo deposit that estimated a resource of 10 million pounds of contained U3O8 at a grade of 0.3 % uranium and 3.3 million pounds of molybdenum at a grade of 0.2 % molybdenum (CNEA Report 1997).  (Note that this is historical resource calculation and not compliant with NI 43-101 guidelines, nor does the presence of the Cerro Solo deposit ensure that a deposit will be found on Portal’s claims).

Portal’s concessions cover strong airborne radiometric anomalies along a north south trending portion of the Los Adobes Formation sandstones 45 kilometers long by 15 kilometers wide trend.  Surface mapping, alpha cup radon gas surveying and prospecting with spectrometer has been conducted to define drill targets within the outlined radiometric anomalies.  Prospecting within the Banquileo concession has identified an area believed to be underlain by the Los Adobes and Cerro Barcino Formations.   Mapping of this target area shows a thicker section of coarse sandstone and pebble conglomerate which is typical of the more favorable parts of the Los Adobes Formation to host uranium mineralization.  Portal is encouraged by these initial results and will continue to explore the concessions once registration has been officially granted.

The Cerro Solo joint venture claims are underlain by the Los Adobes Formation, the sandstone unit within the Chubut Group which is the preferred host unit for uranium mineralization in the district as noted above. Additionally regional work by Consolidated Pacific Bay Minerals Ltd and others has indicated that a paleo-channel trend hosting uranium mineralization extends onto the claim group.  Portal has conducted a detailed radiometric survey as well as mapping and sampling to define the paleo river channels and define drill targets.

Exploration was conducted in eastern Chubut within the Puesto Manuel Arce Formation of Upper Cretaceous age, and the Salamanca Formation of Paleocene age, both of which are favorable for hosting uranium mineralization.  The Puesto Manuel Arce Formation is a particularly important target as it is believed to host the Sierra Cuadrada deposit, one of the four sandstone hosted deposits discovered by CNEA during their exploration of numerous radiometric anomalies in the San Jorge Basin during the 1960’s and 1970’s.

Initial prospecting and radiometric surveying on Portal’s El Tropezón claim located in eastern Chubut Province identified an area of greater than 2 square kilometers containing anomalous grab samples and spectrometer results within the Paleocene age sandstones and conglomerates of the Salamanca Formation.  The uraniferous horizon is mostly covered by recent alluvial sediments but erosion along the northern boundary of the cover has exposed the uraniferous horizon within the underlying Salamanca Formation.  A total of 27 hand trenches were excavated and sampled along 1,850 meters of the exposed uraniferous horizon.  The trenches were established in locations previously identified as anomalous for uranium by sampling and radiometric surveying.  Assay results have been received from 27 trenches and indicate true thickness ranging from 0.2 to 1.5 meters and grades ranging from 26 to 494 ppm uranium.  Four of the trenches within a 150 meters of the exposed horizon indicated true widths ranging from 0.2 to 0.9 meters and grades ranging from 124 to 494 ppm uranium and averaging 319 ppm uranium and a true thickness of 0.375 meters.  Additional trench sampling, spectrometer and alpha cup radon gas surveying has outlined a 250 meter section along the exposed uraniferous horizon where 6 trenches indicated a mineralized horizon averaging 0.33 meters thick and averaging 400 ppm uranium.  A 200 meter square area located to the south of this section and along the extrapolated extension of the paleochannel returned anomalous radiometric and alpha cup results.  A proposed backhoe trenching program will test this target and other portions of the property to determine whether the grade and thickness of the mineralized horizon increases to the south.  This proposed program requires government approval and the issuing of exploration permits before work can be conducted.

NEVADA PROPERTIES

On September 2, 2008, Portal announced that it had entered into an option agreement under which it has the right to acquire, from Claremont Nevada Mines, Scoonover Exploration and JR Exploration, three properties located in the Walker Lane Belt and Battle Mountain/Eureka Trend in Nevada, USA. Terms of the renewable ten year option include total cash advance royalty payments of US$10,000 on the first anniversary, $15,000 on the second, $20,000 on the third, $25,000 on the fourth and $30,000 on the fifth and each subsequent anniversary date to maintain the option in good standing. Portal, through its subsidiary, Portal Resources US Inc., can acquire a 100% interest in the properties by making an additional payment of $1,000 and delivering a final feasibility study on any of the properties.

The vendors will retain a 3% net smelter returns royalty. Portal has the right to reduce the net smelter returns royalty to 1% for a payment of US$1,000,000.

Golden Snow Property

The Golden Snow property is an advanced Carlin-type gold target comprised of 114 unpatented lode mining claims or 3.5 square miles on the Battle Mountain/Eureka Trend. The property is contiguous to the southern end of Staccato Gold's South Eureka property where Staccato has identified several mineralized areas and has defined a gold resource estimate at the Lookout Mountain deposit.* Additionally, eight miles north of the property lies the East Archimedes Gold Mine where Barrick Gold Corporation is currently mining a Carlin-type sediment hosted gold deposit (677,000 ounces mined, 1.1 million ounces resource/reserve, as reported by the Geological Society of Nevada 2006 Special Publication #43.) Substantial exploration has been conducted on the property including geologic mapping, 932 soil samples and detailed ground-based gravity geophysical surveys. Based on this work, several distinct target zones have been outlined and it is interpreted that the Ratto Ridge Fault zone, which controls the mineralization on the South Eureka property, continues south onto the Golden Snow property. These target areas are well located and permitting with the U.S. Bureau of Land Management (BLM) for a Phase I drilling program is set to begin. *Refer to Staccato's technical report and gold resource estimate for the South Eureka district property dated Jan. 15, 2007, filed on SEDAR.

Fish Project

The Fish Project is situated within the Walker Lane Mineral Belt, Lone Mountain District, Esmeralda County, Nevada about 12 miles west of the historic mining town of Tonopah, Nevada. The project consists of 58 unpatented lode mining claims or 1.9 square miles. This drill ready project is a skarn-manto gold-silver and base metal prospect where rock chip samples returned values ranging from <0.002 opt to 0.307 oz/ton gold, <0.01 opt to 32 oz/ton silver, 0.01% to 32.8% zinc and <0.01% to 16.4% lead. Permitting with the BLM for a Phase I drilling program is well advanced.

CPG Project

The CPG Project, also within the Walker Lane Mineral Belt, is in Mineral County, Nevada and consists of 44 unpatented lode mining claims or 1.3 square miles. The property is 10 miles south of Kennecott's now closed Denton-Rawhide Mine which produced 1.4 million ounces of gold and 10 million ounces of silver between 1990 and 2004. The property hosts an early stage porphyry and skarn-type copper-gold-molybdenum prospect where samples returned values ranging from <0.001 opt to 0.036 oz/ton gold, <0.003 opt to 0.75 oz/ton silver, <0.005% to 13.65% copper and <0.005 % to 0.012% molybdenum. The Walker Lane Mineral Belt, western Nevada, is highly mineralized, containing several world-class epithermal precious metals deposits, e.g. the Comstock Lode (estimated production of 8.6 million ounces of gold and 192 million ounces of silver), and Round Mountain (over 10 million ounces of gold produced since 1906), as well as porphyry copper deposits, e.g. Yerington (1.75 billion pounds of copper produced from 1953-1978 by the Anaconda Copper Company).

MINERAL PROPERTY EXPENDITURES

During the six months ended December 31, 2008, the Company capitalized $188,644 of mineral property expenditures (2007 - $661,196).  The Company’s mineral properties are located in Argentina and the USA.  A breakdown of carrying values by property and significant expenditures by category is as follows:

	Arroyo Verde (Argentina)	San Rafael (Argentina)	La Pampa Uranium (Argentina)	Tiger Uranium (Argentina)	Slick Rock Uranium (USA)	Golden Snow, Fish and CPG (US)	Project Investigation	Total

Total as at June 30, 2006	2,022,825	580,017	-	-	-	-	-	2,602,842

Land acquisition & holding costs	72,695	221,715	17,143	1,131	132,448	-	-	445,132

Environment	1,203	2,116	-	2,027	-	-	-	5,346
Geology	413,219	262,537	152,632	56,292	1,070	-	-	885,750
Geophysics	27,607	64,260	-	-	-	-	-	91,867
Surface geochemistry	40,404	23,768	1,861	1,789	-	-	-	67,822
Drilling	1,261,256	323,344	-	-	-	-	-	1,584,600
Total expenditures	1,816,384	897,740	171,636	61,239	133,518	-	-	3,080,517

Total as at June 30, 2007	3,839,209	1,477,757	171,636	61,239	133,518	-	-	5,683,359

Land acquisition & holding costs	108,687	(27,301)	11,523	-	16,873	-	-	109,782

Environment	3,611	206	4,778	1,894	21,907	-	-	32,396
Geology	155,866	101,517	415,886	6,416	62,353	-	-	742,038
Geophysics	6,164	26,985	104	-	-	-	-	33,253
Surface geochemistry	4,654	297	4,806	-	9,848	-	-	19,605
Drilling	3,636	499	-	-	123,831	-	-	127,966
Total expenditures	282,618	102,203	437,097	8,310	234,812	-	-	1,065,040
	-	(1,414,474)	-	-	(368,330)	-	-	(1782,804)
						-
Total as at June 30, 2008	$ 4,121,827	$ 165,486	$ 608,733	$ 69,549	$ -	$ -	$ -	$ 4,965,595

Land acquisition & holding costs	43,816	2,087	27,086	-	-	30,677	40,107	143,773
Environment	123	-	-	-	-	-	-	123
Geology	19,943	11,135	23,975	21,011	3,438	4,136	-	83,638
Geophysics	-	-	-	-	-	-	-	-
Surface geochemistry	-	852	171	-	-	193	-	1,216
Drilling	-	-	-	-	-	-	-	-
Total expenditures	63,882	14,074	51,232	21,011	3,438	35,006	40,107	228,750
Property write-offs	-	(163)	-	-	(3,438)	-	-	(3,601)

Total as at December 31, 2008	$ 4,185,709	$ 179,397	$ 659,965	$ 90,560	$ -	$ 35,006	$ 40,107	$ 5,190,744

The gross expenditures broken down by category are as follows:

	Three months ended December 31,		Six months ended December 31,
	2008	2007	2008	2007

Land holding costs	$ 70.466	$ 114,162	$ 143,773	$ 173,222
Environmental	123	2,567	123	5,732
Geology	47,983	191,438	83,638	435,979
Geophysics	-	31,087	-	33,149
Surface geochemistry	1,045	415	1,216	8,979
Drilling	-	-	-	4,135
Total expenditures	$ 119,617	$ 339,669	$ 228,750	$ 661,196

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended
	December 31	September 30	June 30	March 31
	2008	2008	2008	2008
	$	$	$	$

Interest Income	17,436	24,968	33,617	40,834
General & Administration
(excluding property write-offs)	314,094	551,177	396,004	385,572

Property write-offs	163	3,438	1,782,804	Nil
Net loss	313,125	529,647	2,145,191	344,738
Net loss per share	0.01	0.02	0.07	0.01

	Three Months Ended
	December 31	September 30	June 30	March 31
	2007	2007	2007	2007
	$	$	$	$

Interest Income	47,594	39,384	11,967	23,547
General & Administration
(excluding property write-offs)	453,482	432,000	628,899	494,672

Property write-offs	Nil	Nil	Nil	Nil
Net loss	405,888	392,616	616,932	471,125
Net loss per share	0.01	0.01	0.03	0.02

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2008 AND 2007

This review of the Results of Operations should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the six months ended December 31, 2008 and 2007.

Results of Operations for the three months ended December 31, 2008 and 2007

Loss for the period

For the three months ended December 31, 2008 the Company incurred a net loss of $313,125 ($0.01 per share) compared to a net loss of $405,888 ($0.01 per share) for the three months ended December 31, 2007. The decrease in the net loss for the period from 2007 to 2008 of $92,763 is primarily due to the decrease in investor relations expenses of $119,534, a decrease on the interest income of $30,158, a decrease on stock based compensation of $29,708 and a decrease on the foreign exchange income/loss of $19,586, offset by an increase of salaries and benefits of $15,855, an increase on legal expenses of $14,256 and an increase on rent of $12,977.

Expenses

General and administrative costs were $331,530 for the three months ended December 31, 2008, a decrease of $121,952 as compared to $453,482 for the same period in the prior year.  The six largest expense items for this fiscal period, which account for 82% (2007 – 83%) of total general and administrative expenditures, were salaries and benefits of $129,966 (2007 - $114,111), investor relations $39,392 (2007 – $158,926), office and miscellaneous expenses of $38,443 (2007 – $41,980), rent $23,622 (2007 - $10,645) and $20,403 for legal fees (2007 – $6,147).  The increase in rent salaries and benefits is result of the decrease in the recovery charge for rent, salaries and benefits to related parties, the decrease in investor relations costs is primarily due to cost reductions related to the Company’s Annual Report and the reduction of attendance to trade shows, the increase in legal fees is primarily due to the services provided to review contracts and materials regarding the Annual General Meeting.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 2008 AND 2007

Loss for the period

For the six months ended December 31, 2008 the Company incurred a net loss of $843,904 ($0.03 per share) compared to a net loss of $798,504 ($0.03 per share) for the six months ended December 31, 2007. The increase in the net loss for the period from 2007 to 2008 of $45,400 is primarily due to the increase in salaries and benefits of $187,891, the decrease on the interest income of $44,574, the increase of project investigation expenses of $32,398, the increase on legal fees of $31,183, offset by the decrease on investor relations expense of $132,568 and the decrease of stock based compensation of  $114,208.

Expenses

General and administrative costs were $882,707 for the six months ended December 31, 2008, a decrease of $2,775 as compared to $885,482 for the same period in the prior year.  The six largest expense items for this fiscal period, which account for 85% (2007 – 78%) of total general and administrative expenditures, were salaries and benefits of $397,794 (2007 - $209,903), investor relations $112,943 (2007 – $245,511), office and miscellaneous expenses of $79,783 (2007 – $70,105), legal fees of $58,866 (2007 – $23,683), project investigation of $54,589 (2007 - $22,191) and travel expenses of $47,437 (2007 - $28,987).The increase in rent salaries and benefits is result of a compensation package of $150,000 paid to a director and to the decrease in the recovery charge for salaries and benefits to related parties, the decrease in investor relations costs is primarily due to cost reductions related to the Company’s Annual Report and the reduction of attendance to trade shows, the increase in legal fees is primarily due to the services provided to review contracts and materials regarding the Annual General Meeting, the increase in project investigation and travel expenses is due to an increase of activities related to new project search.

SELECTED ANNUAL INFORMATION

For the years ended June 30th

	2008	2007	2006

Interest Income	$ 161,429	$ 106,674	$ 33,123
Net income (loss)	(3,288,433)	(1,877,224)	(1,094,757)
Basic and diluted EPS	(0.11)	(0.09)	(0.08)
Total assets	8,319,819	7,007,477	7,726,463
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and short time investments of $2,129,113 and working capital of $2,153,309 as of December 31, 2008 (June 30, 2008: $3,049,304 and $3,194,438 respectively).  The decrease in working capital is primarily due to expenditures on mineral properties of $188,643 and the funding of operating activities.

The Company has sufficient cash to meet its on-going obligations as they become due and will modify budgeted exploration activities as necessary to ensure it continues to meet its on-going obligations.

The Company’s authorized capital consists of 100,000,000 common shares without par value and 100,000,000 preferred shares, issuable in series.  As at December 31, 2008, the Company’s Share Capital was $14,760,161 representing 29,651,539 common shares (June 30, 2008 - $14,760,161 representing 29,651,539 common shares).

As at December 31, 2008, Contributed Surplus totaled $793,551 (June 30, 2008 - $783,340).  During the six months ended December 31, 2008 the Company recognized $10,211 in stock-based compensation expense for share purchase options that vested during the period.

At December 31, 2008 the Company had 3,748,600 (June 30, 2008 – 2,753,600) outstanding stock options with a weighted average exercise price of $0.44, and 3,943,500 (June 30, 2008 – 3,943,500) outstanding share purchase warrants with an exercise price of $0.85.

The Company relies on equity financings to fund its exploration activities and corporate overhead expenses.  There is no guarantee that the Company will be able to secure additional financing in the future at terms that are favourable.  To date, the Company has not used debt or other means of financing to further its exploration programs, and the Company has no plans to use debt financing at the present time.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended December 31, 2008, $21,064 (2007 - $16,805) was charged to a public company with a director in common with the Company for rent.  As at December 31, 2008, $Nil (June 30, 2008 - $Nil) was receivable from this public company.

During the six months ended December 31, 2008, $16,642 (2007 - $21,551) was charged to a private company with certain directors in common with the Company for administrative fees and rent. As at December 31, 2008, $806 (June 30, 2008 - $824) was receivable from this private company.

During the six months ended December 31, 2008, $5,036 (2007 - $Nil) was charged to a public company with a director in common with the Company for rent.  As at December 31, 2008, $Nil (June 30, 2008 - $24) was receivable from this public company.

During the six months ended December 31, 2008 the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $ 5,565 (2007 - $424l) for fees and expense.  As at December 31, 08 the Company owes this company an aggregate of $788 (June 30, 2008 - $Nil).

As at December 31, 2008 the Company owes certain director an aggregate of $ 3,150 (June 30, 2008 - $nil) for consulting fees.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.

Outstanding Share Data

As at February 27, 2008 the Company had the following items issued and outstanding:

•

29,651,539 common shares

•

3,748,600 common stock options with a weighted average exercise price of $0.44 expiring at various dates until October 7, 2013.

•

3,943,500 common share purchase warrants with an exercise price of $0.85 expiring on July 18, 2009.

Commitments and Contingencies

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease for the fiscal year ended June 30, 2008  are: 2009 $54,803, 2010 $86,457, 2011 $90,709, 2012 $94,961, 2013 $65,197.

RISK FACTORS

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration and development activities will be successful. The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The development of mineral resources in Argentina are subject to a comprehensive review, approval and permitting process that involves various federal and regional agencies.  There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost effective manner. As of June 21, 2007, the Governor of Mendoza gave final approval to new legislation, Law 7722, which prohibits the use of certain chemical substances by the mining industry within the province of Mendoza. Portal believes that the legislation was implemented primarily for political reasons in advance of national and provincial elections in October 2007 and is unconstitutional. A number of mining companies and mining oriented groups in the province of Mendoza, filed a lawsuit against the government of Mendoza challenging the constitutionality of the new mining law.  Portal is convinced that the new legislation will upon reflection be modified to allow mining to be carried out in the province of Mendoza in accordance with world standard environmental and sustainability guidelines. As referenced above, for specific reasons, Portal feels that this legislation will not in the long term affect either its Sierra Pintada nor  San Rafael projects.

All of the Company’s short to medium term operating and cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties.  Should changes in equity market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration property holdings to prioritise project expenditures based on funding availability.

The Company competes with larger and better financed companies for exploration personnel, contractors and equipment.  Increased exploration activity has increased the demand for equipment and services.  There can be no assurance that the Company can obtain required equipment and services in a timely or cost effective manner.

The Company’s operations in Argentina and financing activities in Canada make it subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results.

SUBSEQUENT EVENTS

On February 6, 2009 the company terminated the Cerro Solo option agreement, dated April 24, 2007 between the Company and Pacific Bay Minerals Ltd. The Cerro Solo uranium exploration project is located in Chubut province, Argentina.

OUTLOOK

Portal has planned exploration programs for the Tiger and La Pampa uranium projects and the three recently acquired properties in Nevada.

At the Tiger uranium project in Mendoza province, the Stage II environmental permit application for a major drill program is still to be approved by the relevant government agencies. Portal is continuing to work with the government agencies for the issue of the necessary permits.  A class action lawsuit by a number of mining companies and mining oriented groups are attempting to rescind or modify the current legislation prohibiting the use of cyanide, sulphuric acid, mercury and other toxic substances by the mining industry in the Province of Mendoza. Portal looks forward to significant progress on these issues as the Tiger uranium project has good potential to host a large uranium ore body.

At La Pampa uranium project in Chubut province, Portal has placed exploration on hold until Portal receives documentation from the government that the claims are registered in Portal’s name.

Portal is seeking a joint venture partner to conduct exploration and development on the Arroyo Verde Principal Vein and on the Refugio-Porvenir porphyry zone.

FORWARD LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements.  By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current operation and exploration activities; market reaction to future operation and exploration activities; significant changes in metal prices; currency fluctuations; general market and industry conditions; and other factors detailed in the Company’s public filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  Portal Resources Ltd.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Portal Resources Ltd. will derive therefrom.  Portal Resources Ltd. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Financial Instruments

In April 2005, the Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  The Company is currently reviewing the impact of these new standards.  These standards are as follows:

(i)

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, whether fair value or cost-based measures are used and specifies how financial instrument gains and losses are to be presented.

(ii)

Comprehensive Income, Section 1530

This standard introduces new rules for reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self –sustaining foreign operations (cumulative translation adjustment).

(iii)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13, Hedging Relationships, and Section 1650 Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting.  The internal controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  As required under Multilateral Instrument 52-109, management advises that there has not been any changes in the Company’s internal controls over financial reporting during the most recent interim period that have materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

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